Exhibit 1.01

Digirad Corporation
Conflict Minerals Report

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") for Digirad Corporation ("we", the "Company" or "Digirad"). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten ("Conflict Minerals" or "3TG").
In accordance with the Rule, we conducted a Reasonable Country of Origin Inquiry ("RCOI") to determine if any of our products contain conflict minerals originating from the Democratic Republic of the Congo ("DRC") or an adjoining country ("Covered Countries"). Our due diligence efforts associated with our RCOI were conducted in accordance with the framework in The Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related Supplements for gold, tin, tantalum and tungsten. From our RCOI efforts, we determined in good faith that for the year ended December 31 2014, our conflict minerals status resulting from our due diligence efforts for our products is "DRC conflict undeterminable". This determination was made because we do not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the necessary conflict minerals in our products to conclude whether the conflict minerals originated in the Covered Countries and, if so, whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict free sources.
This report has not been subjected to an independent audit as allowed under Rule 13p-1, which provides a temporary accommodation for completing an independent audit for a period of two to four years calendar years after November 12, 2012 depending on the registrant's filing status. Digirad's current filing status is a Smaller Reporting Company, and as such, would be allowed a four year temporary accommodation from completing an independent audit of our diligence efforts.

Products Overview
In relation to the Rule, Digirad manufactures and sells nuclear imaging gamma cameras, which are manufactured utilizing both contracted sources and internal manufacturing. Our outsourced manufacturing facilities are located in California at a facility that conducts outsourced manufacturing for multiple products and companies. Our internal manufacturing facilities are also located in California, and utilize internal labor.
Raw materials and parts are procured by both our outsourced manufacturing partner and our own supply chain. Most raw materials and parts are sourced from domestic sources; however, some components are sourced from sources outside the United States. In turn, our suppliers may source materials from both the United States and outside the United States.

Due Diligence Efforts
As discussed previously, we conducted a RCOI to determine the source of the 3TG elements included in our products. Our due diligence process was conducted in accordance with OECD Guidance, which largely relies on our suppliers to provide us with appropriate information to be able to make a conclusion of the origin status of 3TG.
In summary, these efforts included:

•
Conducting a supply-chain survey with all our direct suppliers that we source parts or raw materials that include 3TG from. We completed this survey by utilizing the survey template developed by the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI").

•	From the returned survey templates, we compared any known information on the smelters / mines associated with 3TG elements and compared those to approved lists of conflict free smelters and mines.

•
Based on the results of the survey, we conducted a reasonable review of each supplier's ability to effectively complete the survey template, including an assessment of their diligence efforts based on their company size, responses, key personnel, management tenure and general knowledge of the Rule.

•	Contacted direct suppliers on responses to supply chain surveys that we identified as containing incomplete or potentially inaccurate information to seek additional clarifying information.

Mitigation Efforts
Overall, we have a complex supply chain that sources parts from many suppliers, and as a result, it will take time for many of our suppliers to verify the origin of all of the 3TG minerals utilized in our products. We are working with all our suppliers to implement further processes and procedures to ensure that any existing parts sourced or any new parts sourced for an existing supplier that contains 3TG has a documented process surrounding its procurement before the part is included as part of our supply chain, sufficient to be able to comply with the Rule. Further, before we engage with any new supplier, we vet the supplier for its ability to comply with the RCOI criteria of the Rule. Any new supplier that is engaged to do business with Digirad is expected to be able to trace the origin of any 3TG parts sourced.